Leser Hunter Taubman & Taubman
17 State Street, Suite 2000
New York, New York 10004
(212) 732-7184   Fax:  (212) 202-6380
E-mail: rachael@lhttlaw.com

December 12, 2008
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  William Kearns

Re:	Jpak Group, Inc.
Form 10-K/A for the year ended June 30, 2008
Filed December 10, 2008
Form 10-Q/A for the period ended March 31, 2008
Filed December 10, 2008
Form 10-Q/A for the period ended December 31, 2007
Filed December 10, 2008
Form 10-Q/A for the period ended September 30, 2007
Filed December 10, 2008
File No. 333-147264

Dear Mr. Kearns:

This letter is provided in response to my telephone conversation with you yesterday, December 11, 2008, regarding the above-referenced Reports for our client, Jpak Group, Inc. (the “Company”).  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Jpak Group, Inc. and not our law firm.

Pursuant to our phone conversation, during which we discussed our response to your comment number 5, 6 and 7 from your November 14, 2008 comment letter, we determined that we had to revise our disclosure regarding our disclosure controls and procedures.  As a result, we revised one of the risk factors in the 10-K/A for the year ending June 30, 2008 to properly state that our disclosure controls and procedures are ineffective.  Additionally, and in connection with comment number 6 from your October 10, 2008 comment letter, we revised Item 9A of that same 10-K/A to state that our disclosure controls and procedures are ineffective.  Finally, we revised Item 4, I – Disclosure Controls and Procedures of our 10-Q/A for each of the quarters ending September 30, 2007, December 31, 2007 and March 31, 2008 to accurately state that our disclosure controls and procedures are ineffective.

Please feel free to contact the undersigned if you have any questions regarding the filings or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Rachael Schmierer
By: Rachael Schmierer
Attorney at Law

cc: Mr. Wang, CEO